August 27, 2013	Lauren B. Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Mr. Michael McTiernan, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Office & Industrial REIT (CCIT II), Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed May 31, 2013

File No. 333-187470

Dear Mr. McTiernan:

On behalf of Cole Office & Industrial REIT (CCIT II), Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) (Registration No. 333-187470), in accordance with the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated June 20, 2013. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: We note your response to comment 1 of our letter dated April 15, 2013. Although “emerging growth company” status is not elective, we note that you do not intend to take advantage of the provisions that apply to emerging growth companies. Please revise the prospectus to briefly summarize these provisions and your intention not to utilize them. Please specifically state your election to opt out of Section 107(b) of the JOBS Act and that this election is irrevocable.

Response: In response to the Staff’s comment, the Company added the section captioned “Prospectus Summary — Jumpstart Our Business Startups Act” on page 21 of the Prospectus to summarize the provisions of the JOBS Act and to disclose the Company’s intent not to utilize the relief provided by the legislation.

Mr. Michael McTiernan

Securities and Exchange Commission

August 27, 2013

Prospectus Summary, page 9

Compensation to Our Advisor and its Affiliates, page 15

Comment No. 2: We note your response to comment 11 of our letter dated April 15, 2013. Please revise your disclosure to clarify that, in a joint venture, the compensation paid to your advisor will be calculated based upon your ownership percentage of the joint venture.

Response: The Company revised the “Management Compensation” section beginning on page 86 and the “Investment Objectives and Policies – Acquisition and Investment Policies – Joint Venture Investments” section beginning on page 103 of the Prospectus to clarify that, in a joint venture, the compensation paid to the Company’s advisor will based on the Company’s ownership percentage of the joint venture applied to the contract purchase price of the underlying real property or other real estate-related investment.

If our board of directors elects to internalize…page 27

Comment No. 3: We note your response to comment 13 of our letter dated April 15, 2013. While we recognize that the transaction encompasses more assets and operations than a typical internalization transaction, we continue to believe that the transaction is relevant to understanding the relevance of the risk. Please include a brief description of the transaction or provide a cross-reference to a summary of the transaction elsewhere in the prospectus.

Response: Pursuant to discussions with the Staff, the Company revised the disclosure in the risk factor captioned “If our board of directors elects to internalize our management functions in connection with a listing of our shares of common stock on an exchange or other liquidity event, and such internalization is approved by our stockholders, your interest in us could be diluted, and we could incur other significant costs associated with being self-managed” on page 27 of the Prospectus to reference the merger of Cole Holdings Corporation with and into a wholly-owned subsidiary of Cole Credit Property Trust III, Inc. (the “Merger”).

Prior Performance Tables, page A-1

Table II, page A-4

Comment No. 4: We note your response to comment 17. Please include a footnote in Table II stating that after the date of the CCPT III advisor merger no further compensation will be paid to the sponsor and that consideration paid to the sponsor in connection with the transaction is not included in the table.

Response: Pursuant to discussions with the Staff, the Company revised the disclosure in the section captioned “Prior Performance Summary – Liquidity Track Record – Prior Public Programs” beginning on page 123 of the Prospectus to disclose the consideration paid in connection with the Merger. Additionally, the Company undertakes to include a footnote in the Prior Performance Tables attached as Appendix A to the Prospectus, which states that (i) the consideration paid to the sponsor in connection with the Merger is not included in the respective table and (ii) investors should see the “Prior Performance Summary – Liquidity Track Record – Prior Public Programs” section of the Prospectus for a description of the compensation that was and may be paid to the sponsor in connection with the Merger. The Company undertakes to include this disclosure when it updates the Prior Performance Tables for the year ending December 31, 2013.

Mr. Michael McTiernan

Securities and Exchange Commission

August 27, 2013

* * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards, MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost Lauren B. Prevost

cc:	D. Kirk McAllaster, Jr.